STRALEM FUND

September 9, 2011
                                                                                     FILED VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Stralem Fund (the “Fund”)
File No. 811-01920

Ladies and Gentlemen:

Mr. Bric Barrientos of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) recently provided us with comments on the Preliminary Proxy filed on August 26, 2011.  Following are the comments provided and the Fund’s response to each:

1.
Comment:  On page 9 of the preliminary Proxy Statement, remove the discussion of the expense limitation agreement from the section “Present Advisory Agreement” or add the same or similar disclosure to the section “The New Advisory Agreement” or move the disclosure to a separate section of the Proxy Statement.  Clarify whether or not the expense limitation agreement will continue under the New Advisory Agreement.

Response: The discussion of the expense limitation agreement has been moved and incorporated into the discussion of “The New Advisory Agreement”. In addition, the discussion has been amended to clearly state the expense limitation agreement will continue until May 1, 2012 regardless of the outcome of the shareholder vote.

2.	Comment: Replace the word “since” with “because” in the second paragraph, fourth line, in the section “The New Advisory Agreement”.

Response: The requested changes have been made.

3.
Comment:  On page 13 of the preliminary Proxy Statement, under the heading “Nature, extent and quality of services”, add information describing the Board of Trustees findings with regards to each of the items considered. Currently, the disclosure only lists considerations of the Board and does not set forth their findings with regards to each item considered.

Response: The discussion has been modified to include the Board’s findings with regards to each of the items considered.

4.	Comment: Add the word “cap” to the fund category name “Large Blend Funds” so that it reads as “Large Cap Blend Funds”.

Response: The requested change has been made.

5.
Comment:  Regulation S-K, Item 407(c) requires disclosure about the Registrant’s nominating committee or if the Registrant does not have a nominating committee an explanation as to why it does not.  Describe the Registrants process, if any, with regards to considering diversity in the nomination process.

Response: Disclosure has been added that addresses the items set forth in Item 407(c).

6.	Comment: Add a column, “Other Directorships Held by Director”, to the Trustee and Officer table on page 18.

Response:  Disclosure has been added to the paragraph immediately above the table that states that no Nominee holds any directorships of any other investment company registered under the 1940 Act or any company whose securities are registered under the Securities Exchange Act of 1934 or who file reports under that Act.

7.	Comment: Regulation S-K, Item 407(h) requires information on board leadership and the board’s role in risk oversight. Confirm that each item required by Item 407(h) is addressed in the disclosure.

Response: The disclosure has been reviewed and it appears to address each item required by 407(h).

8.	Comment: Include a "Tandy" representation with respect to the Staff’s comments on the Fund’s filing.

Response: The Fund has authorized me to acknowledge to you that:

(a)	The Fund is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff;

(b)	Staff comments or changes to disclosure in response to Staff comments in a filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

(c)	The Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact the undersigned at 513-587-3406.

Sincerely,

/s/ Wade R. Bridge

Wade R. Bridge
Secretary